To Our Shareholders:

         In reviewing Pacific Century's performance for the first half of 2000, two important factors have had an impact on earnings - New Era Redesign and asset quality. During the second quarter, asset quality issues overshadowed the positive contributions of New Era Redesign.

         Specifically, Pacific Century increased its provisioning to the reserve for loan losses to offset net charge-offs and bolster the reserve by approximately $50 million. As a result, earnings for the second quarter were $6.7 million, and diluted earnings per share were $0.08. Comparatively, earnings for the second quarter of 1999 were $38.5 million and $0.47 per share.

         During the second quarter, we took prudent and appropriate action to address weaknesses and issues related to asset quality.
Alongside New Era Redesign, asset quality improvement is a key priority.

         With respect to New Era Redesign, we are pleased to report that the program remains solidly on track and continues to contribute to our overall efforts to improve efficiency. Both non-interest income and non-interest expense reflected the quarterly incremental impact to earnings that we expected to see from implementation.

         At June 30, 2000, net loans totaled $9.5 billion compared to $9.2 billion at second quarter-end 1999. Total deposits at the end of the second quarter were $9.1 billion relative to $9.3 billion at June 30, 1999.

         Pacific Century's board of directors declared a quarterly cash dividend of 18 cents per share on the outstanding common stock. The dividend will be payable on September 15, 2000 to shareholders of record at the close of business on August 25, 2000.

         News on Hawaii's economy continues to be positive, with economists' 2000 forecast for real gross state product growth between 3.0 and 3.5 percent. Visitor arrivals grew by 4.0 percent during the first five months of 2000. The State of Hawaii Department of Business, Economic Development and Tourism expects visitor arrivals to grow by 3.8 percent in 2000 and 3.5 percent in 2001.

         Our highest priority is maximizing the value of your holdings in Pacific Century Financial Corporation. I want to assure you that your management team remains firmly committed to doing what it takes to achieve the performance goals and financial objectives that we have set. We are confident in the strength of our company and the ability of our people to accomplish what needs to be done as we move forward.

Sincerely,

/s/ LARRY JOHNSON

Lawrence M. Johnson
Chairman and CEO

Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813

Website: www.boh.com

Investor or Analyst Inquiries:
David A. Houle
Executive Vice President, Treasurer and Chief Executive Officer
Phone: (808) 537-8288
E-mail: dhoule@boh.com

or

Sharlene K. Bliss
Investor Relations
Phone: (808) 537-8037
E-mail: sbliss@boh.com

or

Cori C. Weston
Corporate Secretary
Phone: (808) 537-8272
E-mail: cweston@boh.com

Highlights  (Unaudited)                                      Pacific Century Financial Corporation and subsidiaries
                                                                                                June 30     June 30
                                                                                                   2000        1999
--------------------------------------------------------------------------------------------------------------------
Return on Average Assets                                                                           0.66%       1.01%
--------------------------------------------------------------------------------------------------------------------
Return on Average Equity                                                                           7.65%      12.36%
--------------------------------------------------------------------------------------------------------------------
Average Spread on Earning Assets                                                                   4.28%       4.26%
--------------------------------------------------------------------------------------------------------------------
Average Equity/Average Assets                                                                      8.59%       8.14%
--------------------------------------------------------------------------------------------------------------------
Book Value Per Common Share                                                                      $15.23      $15.12
--------------------------------------------------------------------------------------------------------------------
Loss Reserve/Loans Outstanding                                                                     2.53%       2.23%
--------------------------------------------------------------------------------------------------------------------

Common Stock Price Range                                                               High         Low    Dividend
1999.........................                                                        $24.94      $17.38       $0.68
--------------------------------------------------------------------------------------------------------------------
2000 First Quarter...........                                                        $20.38      $14.35       $0.17
--------------------------------------------------------------------------------------------------------------------
     Second Quarter..........                                                        $23.19      $14.63       $0.18
--------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Income (Unaudited)
-------------------------------------------------------------------------------------------------------------------
                                                                       3 Months    3 Months    6 Months    6 Months
                                                                          Ended       Ended       Ended       Ended
                                                                        June 30     June 30     June 30     June 30
(in thousands of dollars except per share amounts)                         2000        1999        2000        1999
-------------------------------------------------------------------------------------------------------------------

Total Interest Income                                                  $263,075    $255,037    $519,497    $515,503
Total Interest Expense                                                  124,469     110,637     241,383     227,259
-------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                     138,606     144,400     278,114     288,244
Provision for Loan Losses                                                83,407      13,948      96,929      26,538
-------------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses                      55,199     130,452     181,185     261,706
Total Non-Interest Income                                                73,565      63,613     137,492     124,783
Total Non-Interest Expense                                              121,899     132,128     247,981     266,968
-------------------------------------------------------------------------------------------------------------------
      Income Before Income Taxes                                          6,865      61,937      70,696     119,521
Provision for Income Taxes                                                  158      23,475      24,224      45,642
-------------------------------------------------------------------------------------------------------------------
      Net Income                                                         $6,707     $38,462     $46,472     $73,879
===================================================================================================================
Basic Earnings Per Share                                                  $0.08       $0.48       $0.58       $0.92
Diluted Earnings Per Share                                                $0.08       $0.47       $0.58       $0.91
Basic Weighted Average Shares                                        79,425,245  80,302,154  79,623,305  80,361,529
Diluted Weighted Average Shares                                      80,002,989  81,121,840  79,975,904  81,263,475
===================================================================================================================


Consolidated Statements of Condition (Unaudited)
-------------------------------------------------------------------------------------------------------------------
                                                                                    June 30 December 31     June 30
(in thousands of dollars)                                                              2000        1999        1999
-------------------------------------------------------------------------------------------------------------------
Assets
Interest-Bearing Deposits                                                          $199,020    $278,473    $411,239
Investment Securities
   (Market Value of $3,214,683, $3,329,952, and $3,547,199, respectively)         3,223,511   3,338,554   3,550,115
Securities Purchased Under Agreements to Resell                                           0           0       4,325
Funds Sold                                                                           50,646      52,740      34,995
Loans                                                                            10,071,517   9,717,556   9,610,980
  Unearned Income                                                                  (327,520)   (242,503)   (219,717)
  Reserve for Loan Losses                                                          (246,559)   (194,205)   (209,573)
--------------------------------------------------------------------------------------------------------------------
Net Loans                                                                         9,497,438   9,280,848   9,181,690
--------------------------------------------------------------------------------------------------------------------
    Total Earning Assets                                                         12,970,615  12,950,615  13,182,364
Cash and Non-Interest Bearing Deposits                                              473,950     639,895     493,483
Premises and Equipment                                                              259,037     271,728     288,955
Other Assets                                                                        591,023     578,077     586,656
--------------------------------------------------------------------------------------------------------------------
    Total Assets                                                                $14,294,625 $14,440,315 $14,551,458
====================================================================================================================

Liabilities
Deposits                                                                         $9,109,146  $9,394,218  $9,286,155
Securities Sold Under Agreements to Repurchase                                    1,573,980   1,490,655   1,990,178
Funds Purchased                                                                     663,234     839,962     715,398
Short-Term Borrowings                                                               530,231     458,962     353,177
Other Liabilities                                                                   306,461     316,531     337,489
Long-Term Debt                                                                      902,174     727,657     654,847
--------------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                            13,085,226  13,227,985  13,337,244

Shareholders' Equity
Common Stock ($.01 par value), authorized 500,000,000 shares;
    issued / outstanding;  June 2000 - 80,555,424 / 79,399,919;
    December 1999 - 80,550,728 / 80,036,417; June 1999 - 80,544,104 / 80,287,805        806         806         805
Capital Surplus                                                                     346,018     345,851     345,468
Accumulated Other Comprehensive Income                                              (75,462)    (66,106)    (39,245)
Retained Earnings                                                                   959,041     942,177     912,686
Treasury Stock, at Cost - (June 2000 - 1,155,505; December 1999 - 514,311
     and June 1999 - 256,299 shares)                                                (21,004)    (10,398)     (5,500)
--------------------------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                                    1,209,399   1,212,330   1,214,214
--------------------------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                                  $14,294,625 $14,440,315 $14,551,458
====================================================================================================================